

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 21, 2014

Via E-mail
Ira Dansky
Executive Vice President, General Counsel and Secretary
The Jones Group Inc.
1411 Broadway, 36th Floor
New York, New York 10018

> **Re: The Jones Group Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed February 11, 2014**
> **File No. 001-10746**

Dear Mr. Dansky:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note the penultimate paragraph of your response letter; however, the company should submit a separate letter from an authorized representative of the company that includes the Tandy representations.

Background of the Merger, page 26

2. We note your response to comment 6 in our letter dated February 4, 2014. However, we have reviewed the report and it appears materially related to the transaction. In addition, you disclose on page 40 that on November 22, 2013, the board considered the alternatives presented by the consultant and "believed that a transaction with Sycamore continued to represent the best available alternative to the Company and its shareholders." Therefore, as previously requested, please provide the disclosure required by Item 14(b)(6) of Schedule 14A and Item 1015(b) of Regulation M-A.

Citigroup Global Markets Inc. Financial Analyses and Opinion, page 47

Selected Public Companies Analysis, page 48

3. We note that Citigroup excluded four companies that met the selection criteria established by Citigroup. Please describe in greater detail why these companies were excluded for purposes of Citigroup's analysis.

4. Please disclose if Citigroup also compared stock price as a multiple of earnings per share.

5. Please disclose why Citigroup selected the multiples of 6.0x to 8.0x. If mean or median values were used in the calculations, please disclose. Please provide similar disclosure for the other analyses Citigroup performed, to the extent applicable.

Selected Precedent Transaction Analysis, page 49

6. Please disclose if Citigroup excluded certain transactions that met the selection criteria established by Citigroup and, if so, the reasons why.

Peter J. Solomon Company Financial Analyses and Opinion, page 51

Analysis of Selected Publicly Traded Comparable Companies, page 53

7. Please disclose the implied per share value range (with and without the control premium) for each multiple listed on page 54.

8. Please clarify how PJSC selected the Trading Multiples Range. If mean or median values were used in the calculations, please disclose. Please provide similar disclosure for the other analyses PJSC performed, to the extent applicable.

Analysis of Selected Precedent Transactions, page 54

9. Please disclose the implied per share value range for each multiple listed on page 55.

Certain Company Projections, page 57

10. Please disclose the unlevered free cash flow forecasts and related assumptions used in the financial advisors' analyses.

Please contact Ronald E. Alper, at (202) 551-3329, or Brigitte Lippmann, at (202) 551-3713, with any questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director

cc: George Schoen, Esq.
        Cravath, Swaine & Moore LLP